April 24, 2020

VIA EDGAR AND HAND DELIVERY

CONFIDENTIAL

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Ms. Ameen Hamady and Ms. Kate Tillan

FOIA Confidential Treatment Request Under 17 C.F.R. §200.83

Re:	Lyra Therapeutics, Inc. | Anticipated Price Range
Registration Statement on Form S-1 (File No. 333-236962)

Dear Ms. Hamady and Ms. Tillan:

On behalf of Lyra Therapeutics, Inc. (the “Company”), we submit this letter to the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company originally submitted the above-referenced Registration Statement (the “Registration Statement”) to the Commission on November 8, 2019. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in this letter.

For the convenience of the Staff, we are providing to the Staff copies of this letter by hand delivery.

April 24, 2020

ESTIMATED IPO PRICE RANGE

To assist the Staff in its review, the Company advises the Staff that, although not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors and reflecting input from the lead underwriters (the “Underwriters”) for the Company’s initial public offering (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”) with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect the reverse stock split that the Company intends to effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate reverse stock split, will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

ANALYSIS OF STOCK OPTION GRANTS IN PRECEDING 12 MONTHS

The following table summarizes by grant date the number of shares of common stock underlying stock options granted during the past year, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock on the date of option grant, and the estimated fair value of options per share used to determine stock-based compensation expense for financial reporting purposes.

Grant Date	Number of Shares Underlying Stock Options Granted		Per Share Exercise Price of Options	Estimated Fair Value of Common Stock per Share on Date of Option Grant		Per Share Estimated Fair Value of Options
June 20, 2019	1,170,000		$0.13	$0.13		$0.09
September 24, 2019	3,225,761		$0.13	$0.25	(1)	$0.19
February 6, 2020	3,767,171	(2)	$0.25	$0.25		$0.17

(1) The Company undertook a retrospective valuation of the fair value of its common stock as of September 19, 2019 and this value represents its estimated fair value per share of common stock in accordance with such retrospective valuation, as no contemporaneous valuation was performed at the time of such grants.

(2) Includes a grant of an option to purchase an aggregate of 2,836,637 shares to Dana Washburn, M.D. Prior to the vesting of any shares underlying such option, Dr. Washburn resigned his position at the Company, and such option expired without exercise.

The Company expects that any additional option grants made prior to the offering shall have an exercise price equal to the initial public offering price per share for shares of common stock sold in the offering pursuant to the Registration Statement.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY LYRA THERAPEUTICS, INC.

April 24, 2020

The Company’s discussion of stock-based compensation for financial reporting purposes is primarily contained within the section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Stock-Based Compensation,” which is included on pages 91 through 95 of the Registration Statement. As disclosed, the Company’s board of directors has estimated the fair value of the Company’s common stock at various grant dates, with input from management, considering the Company’s most recently available third-party valuations of the common stock and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant, including:

•	the lack of an active public market for the Company’s common stock and redeemable convertible preferred stock;

•

the prices at which the Company sold shares of its redeemable convertible preferred stock in arm’s length transactions and the superior rights, preferences and privileges of the convertible preferred stock relative to its common stock, including the liquidation preferences of its preferred stock;

•	the Company’s results of operations and financial condition, including cash on hand;

•	the material risks related to the Company’s business

•	the Company’s stage of development and business strategy;

•	the composition of, and changes to, the Company’s management team and board of directors;

•	the market performance of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed IPOs of companies in the life sciences and biotechnology sectors; and

•	the likelihood of achieving a liquidity event such as an IPO given prevailing market conditions.

Grant Date Fair Value Determinations

June 20, 2019 Option Grants.    The Company’s board of directors determined that the fair value of its common stock was $0.13 per share as of June 20, 2019 based on input from management, the objective and subjective criteria discussed above and the results of its most recent third-party valuation performed as of May 31, 2019, which was received by the Company on June 19, 2019. In reaching this determination, the board of directors determined that no material changes had occurred in the business since May 31, 2019.

As described in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Stock-Based Compensation,” the May 31, 2019 valuation analysis was

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY LYRA THERAPEUTICS, INC.

April 24, 2020

performed using the hybrid method, which considered an IPO scenario and a merger and acquisition scenario. For those future-event scenarios, the Company’s management determined that the probability for the IPO scenario was 10%, and for the merger and acquisition scenario was 90%.

In determining the enterprise value for the IPO scenario, the Company applied the guideline public company method under the market approach, which analyzed enterprise values at the IPO date of publicly traded companies in the life sciences and biotechnology sectors that recently completed IPOs. For the IPO scenario, the Company applied the direct waterfall equity allocation method. The Company estimated time to completion for the IPO as 0.75 years and applied a risk-adjusted discount rate of 30%, which was determined based on a weighted average cost of capital model, and a discount for lack of marketability of 15%.

In determining the enterprise value for the merger and acquisition scenario, the Company applied a guideline transaction method under the market approach, which analyzed enterprise values at the transaction date of biotechnology companies involved in merger or acquisition transactions within a certain consideration range within a period of approximately three years prior to such valuation. For the merger and acquisition scenario, the Company applied option-pricing model equity allocation method. The Company estimated time to completion for such a transaction as 3.0 years and applied a risk-adjusted discount rate of 30%, which was determined based on a weighted average cost of capital model, and a discount for lack of marketability of 34.5%.

The May 31, 2019 valuation analysis resulted in a valuation of the Company’s common stock of $0.13 per share. Based on that result as well as consideration of other qualitative factors, the Company’s board of directors determined that the fair value of the Company’s common stock was $0.13 per share as of June 20, 2019, when it granted stock options for the purchase of 1,170,000 shares of common stock.

September 24, 2019 Option Grants.    The Company’s board of directors determined that the fair value of its common stock was $0.13 per share as of September 24, 2019 based on input from management, the objective and subjective criteria discussed above and the results of its most recent third-party valuation performed as of May 31, 2019, which was received by the Company in June 19, 2019. In reaching this determination, the board of directors determined that no material changes had occurred in the business since May 31, 2019.

The May 31, 2019 valuation analysis resulted in a valuation of the Company’s common stock of $0.13 per share. Based on that result as well as consideration of other qualitative factors, the Company’s board of directors determined that the fair value of the Company’s common stock was $0.13 per share as of September 24, 2019, when it granted stock options for the purchase of 3,225,761 shares of common stock.

Reassessment of September 24, 2019 Fair Value

In preparation for the public filing of the Registration Statement containing the Preliminary IPO Price Range, the Company evaluated whether or not, in retrospect, the grant date fair value of the common stock on September 24, 2019 based on the May 31, 2019 valuation was appropriate.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY LYRA THERAPEUTICS, INC.

April 24, 2020

The Company determined that, in retrospect, an increase in the valuation of the common stock had occurred between the date at which the May 31, 2019 valuation was previously used (June 20, 2019) and September 24, 2019. Accordingly, for purposes of determining the amount of stock-based compensation expense for the six months ended June 30, 2019 and as described in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Stock-Based Compensation,” a retrospective valuation analysis was performed as of September 19, 2019 using the hybrid method, which considered an IPO scenario and a merger and acquisition scenario. For those future-event scenarios, the Company’s management determined that the probability for the IPO scenario was 40%, and for the merger and acquisition scenario was 60%.

In determining the enterprise value for the IPO scenario, the Company applied the guideline public company method under the market approach, which analyzed enterprise values at the IPO date of publicly traded companies in the life sciences and biotechnology sectors that recently completed IPOs. For the IPO scenario, the Company applied the direct waterfall equity allocation method. The Company estimated time to completion for the IPO as 0.53 years and applied a risk-adjusted discount rate of 25%, which was determined based on a weighted average cost of capital model, and a discount for lack of marketability of 10%.

In determining the enterprise value for the merger and acquisition scenario, the Company applied a guideline transaction method under the market approach, which analyzed enterprise values at the transaction date of biotechnology companies involved in merger or acquisition transactions within a certain consideration range within a period of approximately three years prior to such valuation. For the merger and acquisition scenario, the Company applied option-pricing model equity allocation method. The Company estimated time to completion for such a transaction as 3.0 years and applied a risk-adjusted discount rate of 25%, which was determined based on a weighted average cost of capital model, and a discount for lack of marketability of 30%.

The September 19, 2019 retrospective valuation analysis resulted in a valuation of the Company’s common stock of $0.25 per share.

February 6, 2020 Option Grants.    The Company’s board of directors determined that the fair value of its common stock was $0.25 per share as of February 6, 2020 based on input from management, the objective and subjective criteria discussed above and the results of its most recent third-party valuation performed as of January 23, 2020, which was received by the Company in early-February 2020. In reaching this determination, the board of directors determined that no material changes had occurred in the business since January 23, 2020.

As described in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Stock-Based Compensation,” the January 23, 2020 valuation analysis was performed using the hybrid method, which considered an IPO scenario and a merger and acquisition scenario. For those future-event scenarios, the Company’s management determined that the probability for the IPO scenario was 55%, and for the merger and acquisition scenario was 45%.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY LYRA THERAPEUTICS, INC.

April 24, 2020

In determining the enterprise value for the IPO scenario, the Company applied a recent transaction method under the market approach. The recent transaction method was selected as the Company had recently closed a Series C preferred stock round of financing in January 2020. Specifically, at closings on January 10, 2020 and January 17, 2020, the Company issued and sold an aggregate of 68,666,097 shares of Series C preferred stock and warrants to purchase an aggregate of 20,599,826 shares of common stock (i.e., approximately 30% warrant coverage) for aggregate total consideration of $26,649,998.96, equating to consideration of $0.38811 for one share of Series C preferred stock and a warrant to purchase 30% of one share of common stock. This recent transaction method priced the common stock off the Series C preferred stock implied price by considering the economic and control rights of the preferred shareholders compared to those of the common shareholders. For the IPO scenario, the Company applied the direct waterfall equity allocation method. The Company estimated time to completion for the IPO as 0.19 years and applied a risk-adjusted discount rate of 25%, which was determined based on a weighted average cost of capital model, and a discount for lack of marketability of 5%.

In determining the enterprise value for the merger and acquisition scenario, the Company also applied the recent transaction method under the market approach relating to the Company’s Series C preferred stock financing. For the merger and acquisition scenario, the Company applied the option-pricing model equity allocation method. The Company estimated time to completion for the transaction as 1.4 years and applied a discount for lack of marketability of 30%.

The January 23, 2019 valuation analysis resulted in a valuation of the Company’s common stock of $0.25 per share. Based on that result as well as consideration of other qualitative factors, the Company’s board of directors determined that the fair value of the Company’s common stock was $0.25 per share as of February 6, 2020, when it granted stock options for the purchase of 3,767,171 shares of common stock.

COMPARISON OF FEBRUARY 6, 2020 VALUATION AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and the Underwriters.

Among the factors that were considered in setting this range were the following:

•	An analysis of the typical valuation ranges seen in recent IPOs for companies in the life sciences and biotechnology industry;

•	The general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY LYRA THERAPEUTICS, INC.

April 24, 2020

•

An assumption that there would be a receptive public trading market for a clinical stage therapeutics company focused on the development of novel integrated drug and drug delivery solutions for the localized treatment of patients with ear, nose and throat diseases like the Company; and

•	An assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the proposed IPO.

The Company believes that the difference between the fair value of its common stock as of February 6, 2020 of $0.25 per share and the Preliminary Assumed IPO Price of approximately $[***] per share is the result of these factors and the following factors and positive developments with respect to its business that occurred subsequent to February 6, 2020:

•

The anticipated price range for this offering is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which considered other potential outcomes under the probability weighted expected return method, which would have resulted in a lower value of its common stock than an initial public offering.

•

The anticipated price range for this offering necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock, which was appropriately taken into account in the Company’s determination of the fair value of its common stock on February 6, 2020.

•

The Company’s redeemable convertible preferred stock currently has substantial economic rights and preferences over its common stock. Upon the closing of this offering, all outstanding shares of the Company’s redeemable convertible preferred stock will convert into common stock, thus eliminating the superior rights and preferences of its redeemable convertible preferred stock as compared to its common stock.

•

The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions.

•

The conclusion of enrollment of patients in the Phase 2 LANTERN clinical trial and the determination to decrease the total number of patients in the trial, which shortens the expected reporting of data from the trial.

•	The Company’s ability to use some proceeds from the IPO to accelerate development of LYR-220, relative to expectations without such proceeds.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY LYRA THERAPEUTICS, INC.

April 24, 2020

In conclusion, the Company respectfully submits that the difference between the latest valuation as of February 6, 2020 and the Preliminary Assumed IPO price is reasonable.

The Company respectfully requests that certain of the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Maria Palasis, Ph.D., President and Chief Executive Officer, Lyra Therapeutics, Inc., 480 Arsenal Way, Watertown, Massachusetts 02472, telephone (617) 393-4600, before it permits any disclosure of the underlined and highlighted information contained in this letter.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1366 or Peter Handrinos at 617-948-6060 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Wesley C. Holmes

Wesley C. Holmes

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Mr. Paul Fischer

Maria Palasis, Ph.D., President and Chief Executive Officer, Lyra Therapeutics, Inc.

Peter N. Handrinos, Latham & Watkins LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY LYRA THERAPEUTICS, INC.